Mail Stop 0308

April 8, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Robert M. Ling
Executive Vice President, Secretary and
   General Counsel
Unified Western Grocers, Inc.
5200 Sheila Street
Commerce, CA  90040


		Re:	Unified Western Grocers, Inc.
			Registration Statement on Form S-2
			File No. 333-123220
      Filed March 9, 2005

			Post-Effective Amendment 2 to Registration
Statement
on Form S-2
			File No. 333-108159
			Filed March 9, 2005

			Form 10-K for the fiscal year ended October 2, 2004
			File No. 0-10815
			Filed December 17, 2005

			Form 10-Q for the fiscal quarter ended January 1,
2005
			File No. 0-10815
			Filed February 11, 2005

Dear Mr. Ling:

	We have reviewed your filings and have the following comments.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


      *	*	*	*	*	*	*	*	*	*	*

      Form S-3

General
1. We note that you have registered one class of debt securities, the
subordinated patrons` deposit accounts.  However, it appears that the
rights of member-patrons and non-members differ under the terms of the debt security. For example, non-members are not required to execute a subordination agreement. Supplementally advise us how you determined that these are the same class of debt securities.
Prospectus Cover Page
2. We remind you that the prospectus cover page should reflect plain
English and contain only the information required by Item 501 of Regulation S-K or otherwise key to an investment decision. Accordingly, please revise to eliminate all defined terms and reduce detail more appropriate to the summary. In addition, in the prospectus summary, please also revise to eliminate all defined terms.
Prospectus Summary, page 2
3. As currently drafted, this summary is difficult to understand. Please revise to more clearly summarize your business operations, financial condition, and securities offered. In particular, the revisions should avoid technical and legalistic discussions in favor of a disclosure that is understandable to a reader who lacks familiarity with you. As part of your revision, please eliminate all defined terms and embedded lists.
4.
We note that in your prospectus you refer to "Members" and
"member-
patrons." It appears from the context of your disclosures that Members and member-patrons refer to the same entities. If so, please use one term to describe these entities throughout your
prospectus.
If not, please provide additional disclosure to define the differences between these entities.
Forward-Looking Information, page 5
5. Please move this section to another part of the prospectus.
The
forepart of the prospectus should be limited to the cover page, summary, and the risk factor sections.
Risk Factors, page 6
6. In general, descriptions of risks that describe circumstances that
could apply equally to other businesses that are similarly
situated
are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to you in this offering. For example, we note that the following risk factors appear to contain generic disclosures:
* We are vulnerable to changes in general economic ..., page 7
* Litigation could lead to unexpected..., page 8
* Our business is vulnerable to disruption by terrorist..., page
10

Please note these are examples only. Review your entire risk factor section and revise as necessary.

7. The market in which we operate...page 7. Currently, it appears that you are including more than one risk factor under this subheading. It appears there are several competitive risks for you.
For example, there is the indirect risk to you of your customers competing against supercenter stores and losing market share and the direct risk to you that your larger customers may by-pass you and obtain products directly from manufactures. If material, they should be broken out into separate risk factors. Also, the risk associated with the union strike should be better defined in your disclosure and, if material, should be broken out into its own risk factor.
8. Many of your risk factors are too vague to provide the reader with an understanding of the risk involved. Two examples of vague risk factors are on page 6, "[t]he minimum required cash deposit account does not bear interest" and "[y]our investment in a deposit account will not be secured..." Please present your risk factors in more concrete terms. Please review all of your risk factors and revise to describe the specific risk that may result from each of your risk factors with greater precision.

Method of Offering, page 14
9. With a view toward disclosure, please tell us in greater detail how you will offer these securities to potential purchasers, such as:
* the types of communication you will use;
* the method used to identify prospective member-patrons;
* the availability of a preliminary prospectus or other written materials;
* the payment of the purchase price; and
* the relation to any concurrent offering of Class B shares.
10. With a view toward disclosure, please tell us what evidence of ownership you will issue to purchasers and how you will track the issuance of the $50,000,000 of subordinated patrons` deposit accounts.

Use of Proceeds, page 13
11. Please revise to more clearly articulate the intended use of proceeds, including an estimate of each possible bulleted-use listed.
See Item 504 of Regulation S-K. Alternatively, if you have no specific plan for use of the proceeds, then revise to so state and discuss the principal reasons for the offering.

Reduced Share Requirement, page 20
12. We note the temporary discontinuance of the Class B requirement.
Please expand your disclosure to explain the reasons you decided to institute the discontinuance. Please also consider providing an appropriate risk factor disclosure.

Item 17. Undertakings, II-11
13. Please revise to provide the full Item 512(a)(1)(ii) of regulation S-K undertaking.

Exhibit 5.1
14. We note that in the fifth and seventh paragraphs of the legal opinion that counsel has extensively qualified and assumed its opinion. The purpose and effect of these qualifications is unclear and may be so encompassing as to negate the opinion itself. Please advise or revise.

15. We note the language in the second to last paragraph, "[t]he opinion expressed herein are given as of the date hereof," and in the last paragraph, "[t]his opinion letter is rendered as of the date first written above, and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein." Please be advised that in order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove the limitations from the opinion.

      Form S-2, Post-Effective Amendment 2

16. As applicable, please revise your Form S-2, post-effective amendment 2, to address the comments above.
17. Please update your Form S-2 to disclose - for example in a footnote to the calculation of registration fee table - the number of
Class A, Class B and Class E shares you have sold as of the date of the post-effective amendment.

      Form 10-K for the fiscal year ended October 2, 2004

Part II
Item 5. Market for Registrant`s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 16
18. In future filings please include in your disclosure the frequency and amount of any cash dividend declared, if any, on each class of your common equity for the two most recent fiscal years. See Item 201(c) of Regulation S-K.
19. Supplementally confirm that you currently do not have any equity compensation plans. See Item 201(d) of Regulation S-K.

Item 10. Directors and Executive Officers of the Registrant, page
90
20. We note that you have incorporated by reference from your proxy the business experience for each director. In future filings, please revise the description of the business experience for each director to provide a brief description of their experience during the last five years. See Item 401(e) of Regulation S-K.

Signature Page
21. Your Form 10-K is not signed as provided in the Form. Your signatures currently are under the caption that should apply to the person signing for the registrant.  Other signatures should be below
the relevant language in Form 10-K indicating that such persons are
signing on behalf of the registrant and in the capacities
indicated.
Please amend your Form 10-K to provide for signatures as provided in
the form.   See Form 10-K and General Instruction D.(2)(a).

Exhibits 31.1 and 31.2
22. Please amend your Form 10-K to correct your certifications. Please revise to ensure the form of these certifications is in the exact form specified in Item 601(b)(31) of Regulation S-K. In particular, please delete the title of the officer from the first sentence of each certification. The first sentence of the exhibit should simply state the officer`s name without reference to his title or the name of the registrant.

      Form 10-Q for the fiscal quarter ended January 1, 2005
Item 9A. Controls and Procedures, page 40
23. We note your statement that "Disclosure controls and procedures, no matter how well designed, can provide only reasonable assurance of achieving an entity`s disclosure objective." In your future filings, state clearly, if true, that your CEO and CFO concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you can remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov.

	*	*	*	*	*	*	*	*	*	*	*

      As appropriate, please amend your registration statements and
Form 10-K in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	  Please contact Scott Anderegg, Attorney at (202) 942-2868, David Mittelman, Legal Branch Chief at (202) 942-1921 or me at
(202)
942-1900 with any questions.



      Sincerely,



      H. Christopher Owings
      Assistant Director



cc:	Charles S. Kaufman
	Sheppard, Mullin, Richter & Hampton LLP
	VIA FAX
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Mr. Robert M. Ling
Unified Western Grocers, Inc.
Page 1